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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Thermadyne Holdings Corporation
(Name of Issuer)
Units, each consisting of one share of Common Stock, $0. 01 par value
(Title of Class of Securities)
883435307
(CUSIP Number)
November 30, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	883435307

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Yaupon Partners L.P. 04-3429603

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		947,401

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		947,401

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	947,401

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	883435307	13G/A

1	NAMES OF REPORTING PERSONS: Lakeway Capital Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,380,246

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,380,246

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,380,246

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

       * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	883435307	13G/A

1	NAMES OF REPORTING PERSONS: Robert Lietzow

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,479,246

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,479,246

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,479,246

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

       * SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

Item 1(a)	Name of Issuer.

Thermadyne Holdings Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

16052 Swingley Ridge Road, Suite 300 Chesterfield, MO 63017

Item 2(a)	Name of Person Filing.
Item 2(b)	Address of Principal Business Office.
Item 2(c)	Citizenship.
     This Statement is being filed by Yaupon Partners, L.P. whose principal office is located at 840 Apollo Street, Suite 223, El Segundo, California 90245. Yaupon Partners, L.P. may be deemed to have sole power to vote and dispose of the 947,401 shares of Common Stock held of record by it. Lakeway Capital Management, LLC (“Lakeway”) whose principal office is located at 840 Apollo Street, Suite 223, El Segundo, California 90245, is an investment adviser registered with the State of California and is the general partner of and acts as investment manager to Yaupon Partners, L.P. (“Yaupon Partners”) and Yaupon Partners II, L.P. (“Yaupon Partners II”) and the investment manager of Yaupon Fund Ltd. (“Yaupon Fund”). Thus, Lakeway may be deemed to have sole power to vote and dispose of a total of the 947,401 shares of Common Stock, 65,562 shares of Common Stock and 367,283 shares of Common Stock held of record by Yaupon Partners, Yaupon Partners II and Yaupon Fund respectively. Robert Lietzow, whose address is 840 Apollo Street, Suite 223, El Segundo, California 90245, as sole manager and sole member of Lakeway Capital Management, LLC may be deemed to have sole power with respect to 1,380,246 shares of Common Stock managed by Lakeway Capital Management, LLC. Lakeway Capital Management, LLC and Robert Lietzow hereby disclaim beneficial ownership of, the foregoing shares. Additionally, Robert Lietzow directly holds 99,000 shares of Common Stock.

Item 2(d)	Title of Class of Securities.

Common stock, $0.01 par value (the “Common Stock”).

Item 2(e)	CUSIP Number.

883435307

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
Yaupon Partners, L.P.
(a)	Amount beneficially owned: 947,401

(b)	Percent of class: 7.1%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 947,401

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 947,401

(iv)	Shared power to dispose or to direct the disposition of 0
Lakeway Capital Management, LLC
(a)	Amount beneficially owned: 1,380,246

(b)	Percent of class: 10.4%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 1,380,246

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 1,380,246

(iv)	Shared power to dispose or to direct the disposition of 0
Robert Lietzow
(a)	Amount beneficially owned: 1,479,246

(b)	Percent of class: 11.1%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 1,479,246

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 1,479,246

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          Date: December 8, 2006

Yaupon Partners, L.P.

By:	Lakeway Capital Management, LLC, its general partner

	By:	/s/ Robert Lietzow Name: Robert Lietzow
Title: Managing Member

Lakeway Capital Management, LLC

By:	/s/ Robert Lietzow

Name: Robert Lietzow
Title: President

Robert Lietzow

By:	/s/ Robert Lietzow

	Name:	Robert Lietzow